FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X          Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                    No      ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

_______________________________

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

February 18, 2004

NEWLY DISCOVERED PORPHYRY COPPER BELT

LARGE LANDHOLDING ACQUIRED

IN SOUTHERN PERU

February 10, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report that the Company’s ongoing regional exploration program north of the Tintaya copper-gold mine has resulted in the discovery of a new porphyry copper belt, in southern Peru.  Subsequent to discovering this mineralization, the Company acquired 100% of an area of exploration concessions covering 50,000 hectares.  The porphyries discovered are situated in erosional windows within a belt of overlying volcanic rocks.  Copper mineralization (oxide) occurs in heavily stockworked quartz-feldspar porphyry and breccia pipes.  Visible copper oxide mineralization in porphyries has been observed over 800 metres by 500 metres in one area of the belt.

A summary of significant rock chip sample results is listed below.

	Width of	Assays
Sample No.	Sample (metres)	Copper (%)	Molybdenum (%)	Description

4301	2.00	3.52	0.005	quartz-feldspar porphyry with quartz-goethite stockwork
4302	2.00	0.30	0.011	quartz-feldspar porphyry with quartz-goethite stockwork
4303	2.00	0.70	0.002	quartz-feldspar porphyry with quartz stockwork
4304	1.52	3.28	0.006	quartz-feldspar porphyry with quartz stockwork
4305	1.55	7.81	0.030	hydrothermal breccia
4306	1.22	6.42	0.020	breccia pipe
4307	2.00	3.33	0.010	hydrothermal breccia
4308	1.20	1.74	0.040	hydrothermal breccia
4309	2.00	3.32	0.020	hydrothermal breccia
4310	1.50	4.28	0.020	breccia pipe
4311	1.70	1.88	0.020	hydrothermal breccia
4312	1.00	1.66	0.020	hydrothermal breccia
4313	1.70	1.75	0.060	porphyry breccia
4314	1.70	2.82	0.020	quartz-feldspar porphyry

The Company is planning to launch a major exploration program in the next few months which will include trenching, stream sediment sampling and airborne geophysics to prioritize drill targets.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures including the Liam gold-silver Project in Peru, with Newmont, and the Boka Gold Project in China with, Team 209.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

THE FOLLOWING NEWS RELEASE HAS BEEN REDACTED TO CONFORM WITH THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, FOR PURPOSES OF FURNISHING TO THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF FORM 6K

SOUTHWESTERN RESOURCES ANNOUNCES A

$35.5 MILLION BOUGHT DEAL FINANCING

Not for distribution to U.S. news wire services or dissemination in the United States.

February 17, 2004

Vancouver, B.C. – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) has today entered into an agreement with a syndicate of underwriters [INTENTIONALLY DELETED] (the “Underwriters”) under which the Underwriters have agreed to buy 1,000,000 Common Shares from Southwestern and sell to qualified investors at a price of $35.50 per Common Share, representing an aggregate offering of $35,500,000.  The Underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of Common Shares equal to 15% of the number of Common Shares sold pursuant to the Offering.  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution.  Closing is expected on or about March 4, 2004.

The Offering is being made in the Provinces of British Columbia, Alberta, Manitoba and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

[INTENTIONALLY DELETED]

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

[INTENTIONALLY DELETED]

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

February 10, 2004

Item 3.

Press Release

The Issuer issued a press release on February 10, 2004

Item 4.

Summary and Full Description of Material Change

The Company reports that the Company’s ongoing regional exploration program north of the Tintaya copper-gold mine has resulted in the discovery of a new porphyry copper belt, in southern Peru.  Subsequent to discovering this mineralization, the Company acquired 100% of an area of exploration concessions covering 50,000 hectares.  The porphyries discovered are situated in erosional windows within a belt of overlying volcanic rocks.  Copper mineralization (oxide) occurs in heavily stockworked quartz-feldspar porphyry and breccia pipes.  Visible copper oxide mineralization in porphyries has been observed over 800 metres by 500 metres in one area of the belt.

Item. 5

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 12th day of February 2004.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

NEWLY DISCOVERED PORPHYRY COPPER BELT

LARGE LANDHOLDING ACQUIRED

IN SOUTHERN PERU

February 10, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report that the Company’s ongoing regional exploration program north of the Tintaya copper-gold mine has resulted in the discovery of a new porphyry copper belt, in southern Peru.  Subsequent to discovering this mineralization, the Company acquired 100% of an area of exploration concessions covering 50,000 hectares.  The porphyries discovered are situated in erosional windows within a belt of overlying volcanic rocks.  Copper mineralization (oxide) occurs in heavily stockworked quartz-feldspar porphyry and breccia pipes.  Visible copper oxide mineralization in porphyries has been observed over 800 metres by 500 metres in one area of the belt.

A summary of significant rock chip sample results is listed below.

	Width of	Assays
Sample No.	Sample (metres)	Copper (%)	Molybdenum (%)	Description

4301	2.00	3.52	0.005	quartz-feldspar porphyry with quartz-goethite stockwork
4302	2.00	0.30	0.011	quartz-feldspar porphyry with quartz-goethite stockwork
4303	2.00	0.70	0.002	quartz-feldspar porphyry with quartz stockwork
4304	1.52	3.28	0.006	quartz-feldspar porphyry with quartz stockwork
4305	1.55	7.81	0.030	hydrothermal breccia
4306	1.22	6.42	0.020	breccia pipe
4307	2.00	3.33	0.010	hydrothermal breccia
4308	1.20	1.74	0.040	hydrothermal breccia
4309	2.00	3.32	0.020	hydrothermal breccia
4310	1.50	4.28	0.020	breccia pipe
4311	1.70	1.88	0.020	hydrothermal breccia
4312	1.00	1.66	0.020	hydrothermal breccia
4313	1.70	1.75	0.060	porphyry breccia
4314	1.70	2.82	0.020	quartz-feldspar porphyry

The Company is planning to launch a major exploration program in the next few months which will include trenching, stream sediment sampling and airborne geophysics to prioritize drill targets.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures including the Liam gold-silver Project in Peru, with Newmont, and the Boka Gold Project in China with, Team 209.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

February 17, 2004

Item 3.

Press Release

The Issuer issued a press release on February 17, 2004

Item 4.

Summary and Full Description of Material Change

The Company reports that today has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Octagon Capital Corporation, Haywood Securities Inc. and National Bank Financial Inc. under which the underwriters have agreed to buy 1,000,000 Common Shares from Southwestern and sell to qualified investors at a price of $35.50 per Common Share, representing an aggregate offering of $35,500,000.  The Underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of Common Shares equal to 15% of the number of Common Shares sold pursuant to the Offering.  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution.  Closing is expected on or about March 4, 2004.

Item. 5

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 17th day of February 2004.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

THE FOLLOWING NEWS RELEASE HAS BEEN REDACTED TO CONFORM WITH THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, FOR PURPOSES OF FURNISHING TO THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF FORM 6K

SOUTHWESTERN RESOURCES ANNOUNCES A

$35.5 MILLION BOUGHT DEAL FINANCING

Not for distribution to U.S. news wire services or dissemination in the United States.

February 17, 2004

Vancouver, B.C. – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) has today entered into an agreement with a syndicate of underwriters [INTENTIONALLY DELETED] (the “Underwriters”) under which the Underwriters have agreed to buy 1,000,000 Common Shares from Southwestern and sell to qualified investors at a price of $35.50 per Common Share, representing an aggregate offering of $35,500,000.  The Underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of Common Shares equal to 15% of the number of Common Shares sold pursuant to the Offering.  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution.  Closing is expected on or about March 4, 2004.

The Offering is being made in the Provinces of British Columbia, Alberta, Manitoba and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

[INTENTIONALLY DELETED]

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

[INTENTIONALLY DELETED]